ALSP Orchid Acquisition Corporation I

2815 Eastlake Avenue East, Suite 300

Seattle, WA 98102

November 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ALSP Orchid Acquisition Corporation I

Registration Statement on Form S-1

File No. 333-260709

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ALSP Orchid Acquisition Corporation I (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on November 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 750 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed by the underwriters to whom the preliminary prospectus was furnished during the period from November 16, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
Acting severally on behalf of themselves and the several underwriters
STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ James Chenard
Name: James Chenard
Title: Managing Director